UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number:  001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K and the exhibit 99.2 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-139359) and the Registration Statements on Form S-8 (File Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176, 333-13602, 333-13752, 333-14144, 333-110953, 333-117922).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date:	February 29, 2008	By:	/s/ Janice R. Fukakusa
		Name:	Janice R. Fukakusa
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter 2008 Earnings Release

99.2	First Quarter 2008 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim consolidated financial statements)

99.3	Industry Guide 3 – Return on Equity and Asset Ratios

99.4	First Quarter 2008 Certificate of the Chief Executive Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings

99.5	First Quarter 2008 Certificate of the Chief Financial Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings